File No. 69-140


                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                   FORM U-3A-2

      STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM

         THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To be filed annually prior to March 1


                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:
     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.
         (a) The claimant. Central Illinois Public Service Company (the "Company") is an Illinois corporation, and has its principal executive office at 607 East Adams Street, Springfield, Illinois 62739. On April 25, 1990, the Company shareholders approved a corporate restructuring plan which provided for the establishment of CIPSCO Incorporated (CIPSCO), a holding company. After receipt of the final necessary regulatory approval, on October 1, 1990, CIPSCO became the parent of the Company and shares of the Company's common stock were converted on a share-for-share basis into common stock of CIPSCO. The Company provides certain services to CIPSCO for which all costs incurred are reimbursed to the Company.
          CIPSCO and Union Electric Company have entered into an agreement and plan of merger as described in the Company's Quarterly Report on Form 10-Q for the quarters ended June 30, 1995 and September 30, 1995.
          The Company is a public utility engaged principally in the sale of electricity which it generates, transmits and distributes in portions of central and southern Illinois. It also sells natural gas which it purchases from suppliers and distributes through the system in various parts of the territory served. During 1995, the Company furnished electric service to about 321,000 customers in 557 incorporated and unincorporated communities and adjacent suburban and rural areas, including a number of rural electric cooperatives to which it sold electric energy at wholesale. The Company also furnished natural gas services to about 167,000 customers in 267 communities and adjacent suburban and rural areas. For further information with respect to the Company, its properties and its business, reference is made to the Company's Registration Statement, Registration No. 2-61730, Registration No. 33-59674, and the map included therein showing the territory served by the Company, the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995, and the papers and documents descriptive of or relating to the Company on file with the Commission in Administrative Proceeding File No. 3-1568 (70-4631).
         (b) Electric Energy, Inc. The Company owns 20 percent (accounted for under the equity method) of Electric Energy, Inc. (EEI), which owns a 1,000,000 KW generating station at Joppa, Illinois. The equity investment in EEI is included on the Company's balance sheet in "Other Assets." For a description of the organization, business, financing and properties of EEI, reference is made to the applications and declarations (and the amendments and exhibits thereto) relating to EEI heretofore filed with the Securities and Exchange Commission, under the Public Utility Holding Company Act of 1935, by EEI, the Company and others in File Nos. 70-2540, 70-2647, 70-2973, 70-3095,
70-3120, 70-3595 and 70-3596, and to the findings, opinions and orders of the Commission with respect thereto.
         (c) CIPS Energy, Inc. and Illinois Steam, Inc., are inactive and not "public utility companies" within the meaning of the Public Utility Holding Company Act of 1935.
     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.
         (a) The Company is engaged principally in the sale of electricity which it generates, transmits and distributes in portions of central and southern Illinois. The Company furnished electric service to about 321,000 customers in 557 incorporated and unincorporated communities and adjacent suburban and rural areas, including a number of rural electric cooperatives to which it sold electric energy at wholesale.
          At December 31, 1995, the Company owned and regularly operated five steam electric generating stations as follows:
                Generating Station                  MW Capacity


          Newton         Newton, Illinois              1,110
          Coffeen        Coffeen, Illinois               885
          Meredosia      Meredosia, Illinois             507
          Grand Tower    Grand Tower, Illinois           186
          Hutsonville    Hutsonville, Illinois           156


          At that date, the Company also owned about 13,035 pole miles of overhead electric lines and 941 miles of underground electric lines. This transmission system is located at the hub of 12 major utility systems joined by interconnections at various locations. The major electric interconnections are as follows:
                                           Interconnections
     Commonwealth Edison Co.                       2
     Northern Indiana Public Service Co.           1
     AEP (Indiana and Michigan Electric)           1
     CINergy Corp.                                 2
     Southern Illinois Power Cooperative           2
     Illinois Power                               23
     Tennessee Valley Authority          (owned with Illinois Power)
     Electric Energy, Inc.                         3
     Kentucky Utilities                  (owned with Electric Energy, Inc.)
     Union Electric Co.                            5
     Central Illinois Light Co.                    1
     Springfield City Water, Light & Power         1


          The Company also sells natural gas which it purchased from suppliers and distributed through the system in various parts of Illinois. The Company furnished natural gas services to about 167,000 customers in 267 communities and adjacent suburban and rural areas.
          At December 31, 1995, the Company owned a propane-air gas plant at Quincy, Illinois and five underground gas storage facilities at Ashmore, Sciota North, Belle Gent, Johnson City and Richwood, Illinois. The Company also leased other underground gas storage facilities from Texas Eastern Transmission Corporation, Panhandle Eastern Pipeline Company, Natural Gas Pipeline Company of America, Texas Gas Transmission Company, Trunkline Gas Company and Eastex Gas Storage and Exchange Inc.
          The underground gas storage facilities and the propane-air gas plant are used by the Company to supplement the available supply of natural gas during periods of high demands.
          At December 31, 1995, the Company also owned about 1,365 miles of natural gas transmission mains and 3,186 miles of natural gas distribution mains. The Company is served by six interstate pipeline companies, Panhandle Eastern Pipeline Company (Panhandle), Texas Eastern Transmission Company (Texas Eastern), Texas Gas Transmission Company (Texas Gas), Natural Gas Pipeline Company of America (Natural), Trunkline Gas Transmission Company (Trunkline), and Midwestern Gas Transmission Company (Midwestern). The major gas inter-connections are as follows:
                                      Interconnections

          Panhandle                          18
          Texas Eastern                       3
          Texas Gas                           6
          Natural                             7
          Trunkline                           9
          Midwestern                          3

          The Company owns no properties located outside the State of Illinois. For further information with respect to the Company, its principal electric generating stations and transmission lines and its electric and gas distribution facilities, reference is made to the Company's registration statement, reports and map and the papers and documents referred to in the answer to Item 1 above.
         (b) Reference is made to Paragraph (b) under Item 1 above and the filings with the Securities and Exchange Commission referred to therein for a description of the properties of EEI.
     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.
         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.
         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.
         The information required by this item with respect to sales and purchases of electric energy is set forth in Exhibit D hereto. In the calendar year 1995, the Company distributed at retail 226,743,739 therms of gas, all within the state of Illinois. The Company does not distribute at retail any gas outside the state of Illinois, and does not sell at wholesale any gas outside the state of Illinois or at the State line. The Company, during 1995, purchased 21,221,008 Mcf. of natural gas outside the state of Illinois.
         EEI does not engage in the business of selling or distributing gas.
     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:
         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.
         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.
         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.
         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
          The Company does not hold, directly or indirectly, an interest in an EWG or a foreign utility company.

                                  *  *  *  *  *
          On the basis of the foregoing, the Company is entitled to exemption as a holding company pursuant to Paragraphs (1) and (2) of Section 3(a) of the Public Utility Holding Company Act of 1935 and Paragraphs (a)(1) and (a)(2) of Rule 2 of the Commission promulgated under said Act. Reference is made to the exhibits filed herewith. In 1995, the Company received dividends from EEI amounting to $2,278,725.60.
         In making and filing this statement, the Company specifically reserves the right to apply at any time to the Securities and Exchange Commission (a) pursuant to Section 2(a)(7) of the Public Utility Holding Company Act of 1935, for an order declaring that it is not a holding company under clause (A) of said section by reason of its investment in Electric Energy, Inc. and/or (b) for an order exempting it from the provisions of the Public Utility Holding Company Act of 1935 pursuant to Section 3(a) or any other provision of said Act or of any rule or regulation of the Commission thereunder. Neither the making and filing of this statement nor anything contained herein shall constitute or be construed to be an admission that the Company is not entitled to any such order.


                                 LIST OF EXHIBITS
                                 ________________


Exhibit A-1  Balance Sheet of the Company as of December 31, 1995.

Exhibit A-2  Statement of Income of the Company for the year ended December
             31, 1995.

Exhibit A-3  Statement of Retained Earnings of the Company for the year ended
             December 31, 1995.

Exhibit A-4  Balance Sheet of Electric Energy, Inc. as of December 31, 1995.*

Exhibit A-5  Statement of Income of Electric Energy, Inc. for the year ended
             December 31, 1995.*

Exhibit A-6  Statement of Retained Earnings of Electric Energy, Inc. for the
             year ended December 31, 1995.*

Exhibit B    Financial Data Schedule of the Company for the year ended
             December 31, 1995.

Exhibit C    Not applicable.

Exhibit D    Statement showing sales and purchases of electric energy by the
             Company and Electric Energy, Inc. for the year ended December 31,
             1995.

*As furnished by Electric Energy, Inc., but unaudited.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 28th day of February, 1996.

                                   CENTRAL ILLINOIS PUBLIC SERVICE COMPANY



                                   By            W. A. Koertner
                                      ____________________________________
                                          Vice President and Secretary


(Corporate Seal)

Attest:


     C. D. Nelson
_______________________
  Assistant Secretary

                                  *  *  *  *  *

Names, titles and addresses of officers to whom notices and correspondence concerning this statement should be addressed:



               W. A. Koertner, Vice President and Secretary
               Central Illinois Public Service Company
               607 East Adams Street
               Springfield, Illinois  62739

               C. L. Greenwalt, President and Chief Executive Officer Central Illinois Public Service Company
               607 East Adams Street
               Springfield, Illinois  62739

                                                                 Exhibit A-1

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  BALANCE SHEET
                                DECEMBER 31, 1995
                                  (in thousands)


Assets

Utility Plant, at original cost:
Electric                                                    $2,296,402
Gas                                                            229,118
                                                             _________
Less - Accumulated depreciation                              2,525,520
                                                             1,132,355
                                                             _________
                                                             1,393,165
Construction work in progress                                   72,490
                                                             _________
                                                             1,465,655
                                                             _________
Current Assets:
Cash                                                             1,006
Accounts receivable, net                                        65,574
Accrued unbilled revenues                                       27,234
Materials and supplies, at average cost                         40,246
Fuel for electric generation, at average cost                   42,634
Gas stored underground, at average cost                          9,774
Prepayments                                                     10,268
Other current assets                                             8,226
                                                             _________
                                                               204,962
                                                             _________
Other Assets                                                    44,188
                                                             _________
                                                            $1,714,805
                                                             =========
Capitalization and Liabilities

Capitalization:
Common shareholder's equity:
Common stock, 25,452,373 shares outstanding                 $  121,282
Retained earnings                                              449,137
                                                             _________
                                                               570,419
Preferred stock                                                 80,000
Long-term debt                                                 478,926
                                                             _________
                                                             1,129,345
                                                             _________

Current Liabilities:
Short-term borrowings                                           47,921
Accounts payable                                                60,791
Accrued wages                                                    9,320
Accrued taxes                                                   11,155
Accrued interest                                                 9,525
Other                                                           33,264
                                                             _________
                                                               171,976
                                                             _________
Deferred Credits:
Accumulated deferred income taxes                              293,127
Investment tax credits                                          52,234
Regulatory liabilities, net                                     68,123
                                                             _________
                                                               413,484
                                                             _________

                                                            $1,714,805
                                                             =========

                                                            Exhibit A-2

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                               STATEMENT OF INCOME
                       FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (in thousands)


Operating Revenues:
Electric                                                    $  703,509
Gas                                                            129,610
                                                             _________
   Total operating revenues                                    833,119
                                                             _________
Operating Expenses:
Fuel for electric generation                                   188,731
Purchased power                                                 59,495
Gas costs                                                       74,054
Other operation                                                154,014
Maintenance                                                     67,994
Depreciation and amortization                                   82,672
Taxes other than income taxes                                   56,588
Income taxes                                                    43,542
                                                             _________
  Total operating expenses                                     727,090
                                                             _________
Operating Income                                               106,029
                                                             _________
Other Income and Deductions:
Allowance for equity funds used during construction                889
Nonoperating income taxes                                         (941)
Miscellaneous, net                                              (1,695)
                                                             _________
  Total other income and deductions                             (1,747)
                                                             _________

Income Before Interest Charges                                 104,282
                                                             _________
Interest Charges:
Interest on long-term debt                                      32,871
Other interest charges                                             853
Allowance for borrowed funds used during construction              (73)
                                                             _________
  Total interest charges                                        33,651
                                                             _________

Net Income                                                      70,631

Preferred Stock Dividends                                        3,850
                                                             _________

Earnings for Common Stock                                   $   66,781
                                                             =========


                                                            Exhibit A-3

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          STATEMENT OF RETAINED EARNINGS
                       FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (in thousands)



Balance, beginning of year                                  $  453,463
Add (deduct):
  Net income                                                    70,631
  Dividends:
    Preferred stock                                             (3,850)
    Common stock                                               (71,000)
  Other                                                           (107)
                                                             _________

Balance, end of year                                        $  449,137
                                                             =========

                                                            Exhibit A-4

                              ELECTRIC ENERGY, INC.
                            CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1995
                                  (in thousands)


Assets

Property, Plant and Equipment:
In service                                                  $  340,745
Construction work in progress                                    1,177
                                                             _________
                                                               341,922
Less - Accumulated provision for depreciation and
  amortization                                                 232,298
                                                             _________
                                                               109,624
                                                             _________
Current Assets:
Cash                                                               185
Accounts receivable                                             24,102
Fuel stock, at average cost                                      8,577
Material and supplies, at average cost                           5,948
Prepayments                                                        735
                                                             _________
                                                                39,547
                                                             _________

Other Assets                                                    22,808
                                                             _________
                                                            $  171,979
                                                             =========
Capitalization and Liabilities

Stockholders' Equity:
  Common stock, 62,000 shares outstanding                   $    6,200
  Retained earnings                                              2,634
                                                             _________
                                                                 8,834
Long-term debt                                                 130,000
                                                             _________
                                                               138,834
                                                             _________
Current Liabilities:
Bank loans                                                      10,000
Accounts payable                                                15,092
Accrued taxes                                                     (896)
Accrued interest                                                   527
Dividend declared                                                2,572
                                                             _________
                                                                27,295
                                                             _________
Other Liabilities                                                5,850
                                                             _________
                                                            $  171,979
                                                             =========


                                                            Exhibit A-5

                              ELECTRIC ENERGY, INC.
                         CONSOLIDATED STATEMENT OF INCOME
                       FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (in thousands)



Operating Revenues:
Sales to Department of Energy                               $  160,116
Sales to Sponsoring Companies                                   63,629
Other                                                               68
                                                             _________
     Total operating revenues                                  223,813
                                                             _________

Operating Expenses:
Cost of fuel                                                    78,304
Purchased power                                                 61,520
Operation                                                       19,133
Maintenance                                                     17,941
Depreciation and amortization                                   15,427
Taxes other than income taxes                                    1,912
Income taxes                                                     7,729
                                                             _________
     Total operating expenses                                  201,966
                                                             _________

Operating Income                                                21,847
                                                             _________

Other (Income) and Expense:
Interest income                                                   (106)
Interest expense                                                10,316
Miscellaneous, net                                                 243
                                                             _________
     Total other (income) and expense                           10,453
                                                             _________

Net Income                                                  $   11,394
                                                             =========

                                                            Exhibit A-6

                              ELECTRIC ENERGY, INC.
                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                       FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (in thousands)



Balance, beginning of year                                  $    2,634

  Dividends declared                                           (11,394)

  Net income for year                                           11,394
                                                             _________

Balance, end of year                                        $    2,634
                                                             =========



                                                            Exhibit B

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                             FINANCIAL DATA SCHEDULE
                       FOR THE YEAR ENDED DECEMBER 31, 1995





Item No.               Description                        Amount
________               ___________                        ______
                                                      (in thousands)



   1                Total Assets                        $1,714,805

   2                Total Operating Revenues            $  833,119

   3                Net Income                          $   70,631

                                                        Exhibit D

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      SALES AND PURCHASES OF ELECTRIC ENERGY
                       FOR THE YEAR ENDED DECEMBER 31, 1995





                                          Central Illinois
                                           Public Service      Electric
                                             Company(a)     Energy, Inc.(a)
                                          ________________  _______________

Kwh. sold (at retail or wholesale)          8,750,429,235   12,011,000,159

Kwh. distributed at retail outside
  of State in which organized                   none         8,977,094,159 (b)

Kwh. sold at wholesale outside of
  State in which organized or at
  State line                                    none              (c)

Kwh. purchased outside of State in
  which organized or at State line              none              none



(a)  Exclusive of interchange power.

(b) Represents energy sold to the Paducah, Kentucky, Department of Energy facility operated by the United States Enrichment Corporation.

(c) Central Illinois Public Service Company is advised that in 1995 Electric Energy, Inc. (EEI) sold to Kentucky Utilities Company 1,536,874,000 kilowatthours of energy manufactured at the Joppa, Illinois, plant of EEI and transmitted over EEI lines to a point at the Paducah, Kentucky, gaseous diffusion plant.